Direct Line: 212.859.8763
Fax: 212.859.4000
philip.richter@friedfrank.com

October 14, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:	International Rectifier Corporation
Response to Comments on Amendments No. 1 through 10 to Schedule 14D-9
Filed September 30 and October 2,3,6 through 9, 2008
Schedule 14D-9 Filed September 30, 2008

Dear Ms. Kim,

On behalf of International Rectifier Corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter to Timothy Bixler, dated October 9, 2008 (the “Comment Letter”), relating to the Schedule 14D-9 filed on September 30, 2008 and Amendments No. 1 through 10 thereto filed on  September 30 and October 2,3,6 through 9, 2008 (File No. 005-31896).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.  References in this letter to page numbers refer to page numbers in the Schedule 14D-9 filed on September 30, 2008 (the “Schedule 14D-9”).  We are also filing concurrently with this letter Amendment No. 14 to the Schedule 14D-9 (“Amendment No. 14”).

Amendment No. 14 reflects, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by the Company.

Item 4. The Solicitation or Recommendation, page 9

Reasons for the Recommendation, page 16

1.                                      We note your disclosure in the first paragraph that the board considered a “number of factors” in reaching its recommendation.  Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why an unfavorable recommendation is being made.  Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board’s decision to recommend that the security holders reject the offer made by Vishay.

Response:  The disclosure on page 16 has been revised in accordance with the Staff’s comments.

Additional Information, page 21

Forward-Looking Statements, page 22

2.                                      Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 21E(b)(2)(C) of the Exchange Act.  Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response:  The disclosure on page 22 has been revised in accordance with the Staff’s comments.

Closing Information

On behalf of the Company, we hereby confirm to you the Company’s acknowledgement that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8763 if you have any comments or questions about this letter.

Very truly yours,

/s/ Philip Richter

Philip Richter

CC:	Timothy Bixler
Vice President, General Counsel and Secretary
International Rectifier Corporation